Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

6 April 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

dlw 4/17

Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Dukuh -1 Begins Drilling

Cue is pleased to announce that the Dukuh -1 exploration well began drilling on 5 April 2006. Dukuh -1 is located in the Sampang PSC, offshore East Java, Indonesia, in 42 metres of water. The well is approximately 10 kilometres south of the Jeruk oil discovery and approximately 40 kilometres south east of the city of Surabaya.

Dukuh -1 will test sandstone objectives in a four way dip closure and is expected to take 44 days to reach a total depth of 3200 metres (subsea).

Participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd	40.5% (Operator)
Singapore Petroleum Sampang Ltd	36%
Cue Sampang Pty Ltd	13.5%
PT Petrogas Oyong Jatim*	10%

*Subject to finalization of legal documentation

A location map is attached.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email at mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

6 April 2006


113°00'E
113°30'E
07°00'S
07°30'S
Arosbaya-1
Sumberlantang-1
Tanjung-001
Bujur Tenjah-1
Bujur Timur-1
Mandala-1
Soemenep-1
Amih Tancak-1
Durbuk-1
Prancak-1
Geger-1
Lerpak-1
Lerpak Field
Konang-1
Konang-2
Jambu-1
M a d u r a
Kecodur Barat-1
Kertegeneh Field
Sebaya-1
Kertegeneh-1
Bangkalan
Puteran
Pakaan-1st
Pamekasan
Sampang
Gigir-1
Camplong-1
Gugul-1
Genteng
MW-1
Raja
9 200 000mN
Surabaya
Oyong
Ang-1
Ang Utr-1
Ang-3
Mng-1
Ang-2
MS1-1
Sampang PSC
Maleo Field
Madura Offshore PSC
BD Field
Gunung
KE-11A
Jeruk-2TD
Jeruk-2SF
Palungan-1/1B
XX-1st
28" Diameter Pipeline
Dukuh-1
KE-11E
KE-11C
KE-11HA
KE-11G
Pasuruan
LEGEND
Oil Field
Gas Field
0
10
Kilometres
Madura Strait
9 150 000mN
700 000mE
750 000mE
800 000mE
Grati